UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 23, 2022

SORRENTO THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36150	33-0344842
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4955 Directors Place

San Diego, CA 92121

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (858) 203-4100

N/A

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	SRNE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Information.

As previously announced, on March 17, 2022, Scilex Holding Company (“Scilex”), a majority-owned subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”), entered into an agreement and plan of merger (the “Business Combination Agreement”) with Vickers Vantage Corp. I, a Cayman Islands exempted company (“Vickers”), and Vantage Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Vickers (“Merger Sub”).

The Business Combination Agreement provides, among other things, (i) on the terms and subject to the conditions set forth therein, that Merger Sub will merge with and into Scilex, with Scilex surviving as a wholly-owned subsidiary of Vickers (the “Merger”), and (ii) that prior to the closing of the Merger, Vickers will migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and the Cayman Islands Companies Law (2020 Revision). The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The completion of the Business Combination is conditioned upon, among other things, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”) relating to the Merger having been expired or been terminated. Effective as of 11:59 p.m. Eastern Time on May 19, 2022, the waiting period under the HSR Act expired with respect to the Merger.

Under the Business Combination Agreement, the obligations of each of Scilex and Vickers to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (i) no existence of any order, statute, rule or regulations enjoining or prohibiting the consummation of the Merger; (ii) the registration statement and proxy statement/prospectus filed by Vickers relating to the Business Combination Agreement and the Business Combination (the “Registration Statement”) becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement having been issued and no proceedings for that purpose having been initiated or threatened by the Securities and Exchange Commission (the “SEC”) that have not been withdrawn; and (iii) the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by the requisite vote of Vickers’ shareholders and the requisite approval of Scilex’s stockholders by written consent.

Important Information for Investors and Stockholders

This Current Report on Form 8-K relates to a proposed transaction between Scilex and Vickers. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, on May 13, 2022, Vickers filed with the SEC a Registration Statement on Form S-4, which includes a document that serves as a prospectus and proxy statement of Vickers, referred to as proxy statement/prospectus. After the Registration Statement is declared effective by the SEC, the proxy statement/prospectus will be sent to all Vickers shareholders as of a record date for the meeting of Vickers shareholders to be established for voting on the proposed Business Combination. Vickers will also file other documents regarding the proposed transaction with the SEC. This Current Report on Form 8-K does not contain all of the information that will be contained in the proxy statement/prospectus or other documents filed or to be filed with the SEC. Investors and security holders of Vickers are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Vickers files with the SEC when, and if, they become available because they will contain important information about Vickers, Scilex and the proposed transaction.  Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vickers through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Vickers and its directors and executive officers may be deemed participants in the solicitation of proxies from Vickers’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vickers in connection with the proposed transaction. Information about Scilex’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Vickers, the combined company or Scilex, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K and any statements made for and during any presentation or meeting concerning the matters discussed in this Current Report on Form 8-K contain forward-looking statements related to Vickers, Sorrento and its subsidiaries, including but not limited to Scilex, under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include statements regarding the proposed Business Combination between Scilex and Vickers.  Risks and uncertainties that could cause Sorrento’s and Scilex’s actual results to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: the inability of the parties to consummate the proposed Business Combination transaction for any reason or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, including any failure to meet applicable closing conditions; changes in the structure, timing and completion of the proposed transaction between Vickers and Scilex; Vickers’s ability to continue its listing on the Nasdaq Capital Market until closing of the proposed transaction; the combined company’s ability to list its securities on Nasdaq or other major securities exchange after closing of the proposed transaction; the ability of the parties to achieve the benefits of the proposed transaction, including future financial and operating results of the combined company; the ability of the parties to realize the expected synergies from the proposed transaction; risks related to the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed Business Combination; general economic, political and business conditions; risks related to the ongoing COVID-19 pandemic; the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the results of the Phase 2 trial for SP-103 or Phase 1 trial for SP-104 may not be successful; risks that the prior results of the clinical trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; the risk that any requisite regulatory approvals to complete the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of Vickers’s shareholders is not obtained; the risk of failure to realize the anticipated benefits of the proposed transaction; the amount of redemption requests made by Vickers’s shareholders and other risks and uncertainties indicated from time to time and other risks set forth in Sorrento’s and Vickers’s filings with the SEC, including in the Registration Statement. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and we undertake no obligation to update any forward-looking statement in this Current Report on Form 8-K except as may be required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SORRENTO THERAPEUTICS, INC.

Date: May 23, 2022	By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: Chairman of the Board, President and Chief Executive Officer